Exhibit 22(II)

AMERGENT HOSOPITALITY GROUP INC.

AFFILIATE GUARANTEES

Oz Rey, LLC holds a first priority secured note with a principal balance of $4,037,889, guaranteed by all of Amergent’s subsidiaries. Oz Rey’s security interest is subordinate only to certain interests of holders of Series 2 Preferred stock.